UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
CAMERON INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

Cameron International Corporation Retirement Savings Plan
As of December 31, 2011 and 2010 and for the year ended December 31, 2011

Cameron International Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the year ended December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm - MFR, P.C.	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	15

Signature	16
Consent of Independent Registered Public Accounting Firm - MFR, P.C.	18

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Cameron Benefits Committee
Cameron International Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan (the “Plan”), as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas
June 27, 2012

Cameron International Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Assets:
Net unsettled sales of investments	$135,757	$–
Employer contributions receivable	–	993
Employee contributions receivable	–	1,192
Notes receivable from Plan participants	21,773,008	18,583,425
Investments:
Plan interest in the Cameron International Corporation Master Trust	937,685,687	873,758,958
Net assets reflecting all investments at fair value	959,594,452	892,344,568

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	(6,999,080)	(5,354,204)

Net assets available for benefits	$952,595,372	$886,990,364

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Employer contributions	$57,734,759
Employee contributions	49,209,021
Rollover contributions	4,837,331
Interest on notes receivable from Plan participants	1,123,322
Net investment loss from the Cameron International Corporation Master Trust	(13,097,164)
Transfers-in from qualified plan	22,626,375
Total additions	122,433,644

Deductions:
Administrative fees	1,061,145
Benefits paid to participants	55,767,491
Total deductions	56,828,636

Net increase in net assets available for benefits	65,605,008

Net assets available for benefits at: Beginning of year	886,990,364
End of year	$952,595,372

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The Cameron International Corporation Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by Cameron International Corporation (the “Company”) with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In June 2010, Plan participants were notified that the Plan sponsor elected to change trustees.  In March 2011, Plan assets totaling $952,129,499 were transferred to T. Rowe Price Trust Company.

On October 24, 2011, the Company acquired LeTourneau Technologies, Inc. (LTI), and sponsorship of the LeTourneau Technologies, Inc. Savings and Investment Plan (LTI Plan) was transferred to the Company.  On this date, all participants in the LTI plan were eligible to receive benefits in accordance with the provisions of the Plan.  Effective December 30, 2011, LTI’s plan assets totaling $22,626,375 were transferred into the Plan.

Plan participants can elect to make pretax contributions to the Plan of 1% to 50% of their compensation each payroll period not to exceed the annual limit specified by section 402(g) of the IRC.  The Company matches 100% of the employee contributions up to a maximum of 6% and provides an additional nondiscretionary retirement contribution equal to 3% of each eligible employee’s pay.

Participants are 100% vested in the Company’s matching contributions.  Retirement and profit sharing contributions become 100% vested upon completion of three years of service.  Contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2011, forfeited nonvested accounts totaling $1,240,608 were used to reduce employer contributions.

Participants who attain age 50 during the Plan year and who have made the maximum permitted contributions to the Plan for such Plan year may also make additional “catch-up contributions” limited to a specified amount each year.  Catch-up contributions are 100% vested and are eligible for safe harbor matching contributions to the extent the catch-up contributions fall within the Plan’s regular matching contribution formula.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan from the Plan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan as determined by the Company in the year of issuance.  Loans may be made for up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may extend for up to ten years from issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement and profit sharing contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of  accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Employer matching, retirement and profit sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

Notes receivable from Plan participants consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Notes receivable from Plan participants are reported at their current outstanding principal balance, which approximates fair value.

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”).  T. Rowe Price Trust Company serves as trustee of the Master Trust.  The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2011 and 2010.

	Beneficial Interest at
	December 31,
	2011	2010

Cameron International Stock Fund	98.57%	98.99%
PRIMCO Stable Value Fund	96.10	95.39
Federated Capital Reserves Fund	–	100.00
Fidelity Money Market Fund	100.00	100.00
American Century Instl-Adj Bond Fund	96.90	93.56
American Funds AMCAP R6	97.14	97.28
American Funds Capital World Bond Fund R6	97.11	96.88
American Funds Euro Pacific Growth Fund R6	96.24	95.55
American Funds Washington Mutual Fund R6	96.69	96.69
DFA Emerging Markets Portfolio	98.04	98.34
Vanguard LifeStrategy Conservative Growth Fund	98.69	98.77
Vanguard LifeStrategy Growth Fund	96.98	96.10
Vanguard LifeStrategy Income Fund	98.94	99.61
Vanguard LifeStrategy Moderate Growth Fund	98.66	98.86
Vanguard Small-Cap Growth Index Fund Investor Shares	96.38	96.12
Vanguard Small-Cap Value Index Fund Investor Shares	96.71	96.92
Vanguard Total Bond Market Index Fund Investor Shares	96.92	96.76
Vanguard Total Int’l Stock Index Fund Investor Shares	98.64	99.88
Vanguard Total Stock Market Index Fund Investor Shares	98.11	98.24
Managed Income Portfolio	100.00	–

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2011:

	Investments at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Mutual funds:
U.S. equity funds	$306,841,038	–	–	$306,841,038
Non-U.S. equity funds	58,856,404	–	–	58,856,404
U.S. bond funds	123,964,874	–	–	123,964,874
Non-U.S. bond fund	3,628,179	–	–	3,628,179
Blended equity and bond funds	85,155,535	–	–	85,155,535
Common stocks	230,778,724	–	–	230,778,724
Collective trusts:
Money market fund	18,117,205	–	–	18,117,205
Bond funds	–	138,604,384	138,363	138,742,747
Total Master Trust investments at fair value:	$827,341,959	138,604,384	138,363	$966,084,706

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2010:

	Investments at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Money market funds	$237,188	1,155	–	$238,343
Mutual funds:
U.S. equity funds	316,258,608	–	–	316,258,608
Non-U.S. equity funds	68,588,738	–	–	68,588,738
U.S. bond funds	118,486,222	–	–	118,486,222
Non-U.S. bond fund	1,313,453	–	–	1,313,453
Blended equity and bond funds	13,948,495	–	–	13,948,495
Common stocks	249,896,437	–	–	249,896,437
Collective trusts:
Money market fund	8,847,391	–	–	8,847,391
Bond funds	–	123,379,592	46,600	123,426,192
Total Master Trust investments at fair value:	$777,576,532	123,380,747	46,600	$901,003,879

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investments for the year ended December 31, 2011:

Wrapper contracts in collective trusts
Balance at beginning of year	$46,600
Unrealized gain	91,763
Balance at end of year	$138,363

The PRIMCO Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Risk and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

Recently Issued Accounting Pronouncements

In May 2011, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures.  The guidance requires disclosures about the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  It also clarifies the existing fair value disclosures regarding measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  Furthermore, the guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:
December 31, 2011	Cameron International Stock Fund	Managed Income Portfolio	PRIMCO Stable Value Fund	American Century Inst’l-Adj Bond Fund	American Funds AMCAP R6	American Funds Capital World Bond Fund R6	American Funds EuroPacific Growth Fund R6	American Funds Washington Mutual Fund R6	DFA Emerging Markets Portfolio	Fidelity Growth Company Fund	Vanguard LifeStrategy Conservative Growth Fund	Vanguard LifeStrategy Growth Fund	Vanguard LifeStrategy Income Fund	Vanguard LifeStrategy Moderate Growth Fund	Vanguard Small-Cap Growth Index Fund Investor Shares	Vanguard Small-Cap Value Index Fund Investor Shares	Vanguard Total Bond Market Index Fund Investor Shares	Vanguard Total Int’l Stock Index Fund Investor Shares	Vanguard Total Stock Market Index Fund Investor Shares	Total

Assets:
Net unsettled sales of investments	$135,757	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$135,757
Investments at fair value as determined by quoted market prices:
Cameron International Corporation Common Stock	230,778,724	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	230,778,724
Managed Income Portfolio	–	1,703,803	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,703,803
American Century Intl-Adj Bond Inst’l Fund	–	–	–	5,688,972	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	5,688,972
Fidelity Money Market Fund	–	–	18,117,205	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	18,117,205
American Funds AMCAP R6	–	–	–	–	70,630,774	–	–	–	–	–	–	–	–	–	–	–	–	–	–	70,630,774
American Funds Capital World Bond Fund R6	–	–	–	–	–	3,628,179	–	–	–	–	–	–	–	–	–	–	–	–	–	3,628,179
American Funds EuroPacific Growth Fund R6	–	–	–	–	–	–	51,261,586	–	–	–	–	–	–	–	–	–	–	–	–	51,261,586
American Funds Washington Mutual Fund R6	–	–	–	–	–	–	–	99,810,087	–	–	–	–	–	–	–	–	–	–	–	99,810,087
DFA Emerging Markets Portfolio	–	–	–	–	–	–	–	–	4,754,609	–	–	–	–	–	–	–	–	–	–	4,754,609
Fidelity Growth Company Fund	–	–	–	–	–	–	–	–	–	2,077,032	–	–	–	–	–	–	–	–	–	2,077,032
Vanguard LifeStrategy Conserv-ative Growth Fund	–	–	–	–	–	–	–	–	–	–	20,624,274	–	–	–	–	–	–	–	–	20,624,274
Vanguard LifeStrategy Growth Fund	–	–	–	–	–	–	–	–	–	–	–	24,555,802	–	–	–	–	–	–	–	24,555,802
Vanguard LifeStrategy Income Fund	–	–	–	–	–	–	–	–	–	–	–	–	9,326,583	–	–	–	–	–	–	9,326,583
Vanguard LifeStrategy Moderate Growth Fund	–	–	–	–	–	–	–	–	–	–	–	–	–	30,648,876	–	–	–	–	–	30,648,876
Vanguard Small-Cap Growth Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	44,879,528	–	–	–	–	44,879,528
Vanguard Small-Cap Value Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	57,150,271	–	–	–	57,150,271
Vanguard Total Bond Market Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	116,572,099	–	–	116,572,099
Vanguard Total Int’l Stock Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	2,840,209	–	2,840,209
Vanguard Total Stock Market Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	32,293,346	32,293,346

Investments at estimated fair value
INVESCO Group Trust for Retirement Savings:
Investments	–	–	138,604,384	–	–	–	–	–	–	––	–	–	–	–	–	–	–	–	–	138,604,384
Wrapper Contracts	–	–	138,363	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	138,363
Total investments	230,778,724	1,703,803	156,859,952	5,688,972	70,630,774	3,628,179	51,261,586	99,810,087	4,754,609	2,077,032	20,624,274	24,555,802	9,326,583	30,648,876	44,879,528	57,150,271	116,572,099	2,840,209	32,293,346	966,084,706
Net assets reflecting all investments at fair value	230,914,481	1,703,803	156,859,952	5,688,972	70,630,774	3,628,179	51,261,586	99,810,087	4,754,609	2,077,032	20,624,274	24,555,802	9,326,583	30,648,876	44,879,528	57,150,271	116,572,099	2,840,209	32,293,346	966,220,463
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(7,283,370)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(7,283,370)
Net assets available to participating plans	$230,914,481	$1,703,803	$149,576,582	$5,688,972	$70,630,774	$3,628,179	$51,261,586	$99,810,087	$4,754,609	$2,077,032	$20,624,274	$24,555,802	$9,326,583	$30,648,876	$44,879,528	$57,150,271	$116,572,099	$2,840,209	$32,293,346	$958,937,093

    The following table presents the fair value of investments for the separate investment accounts of the Master Trust:
December 31, 2010	Cameron International Stock Fund (a)	Federated Capital Reserves Fund	PRIMCO Stable Value Fund	American Century Inst’l-Adj Bond Fund	American Funds AMCAP R6	American Funds Capital World Bond Fund R6	American Funds EuroPacific Growth Fund R6	American Funds Washington Mutual Fund R6	DFA Emerging Markets Portfolio	Fidelity Growth Company Fund	Vanguard LifeStrategy Conservative Growth Fund	Vanguard LifeStrategy Growth Fund	Vanguard LifeStrategy Income Fund	Vanguard LifeStrategy Moderate Growth Fund	Vanguard Small-Cap Growth Index Fund Investor Shares	Vanguard Small-Cap Value Index Fund Investor Shares	Vanguard Total Bond Market Index Fund Investor Shares	Vanguard Total Int’l Stock Index Fund Investor Shares	Vanguard Total Stock Market Index Fund Investor Shares	Total

Assets:
Cash	$3,463,346	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$3,463,346
Net unsettled sales of investments	435,183	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	435,183
Investments at fair value as determined by quoted market prices:
Cameron International Corporation Common Stock	249,896,437	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	249,896,437
Federated Capital Reserves Fund	–	1,155	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,155
American Century Intl-Adj Bond Inst’l Fund	–	–	–	1,774,088	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,774,088
Fidelity Money Market Fund	237,188	–	8,847,391	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	9,084,579
American Funds AMCAP R6	–	–	–	–	73,792,633	–	–	–	–	–	–	–	–	–	–	–	–	–	–	73,792,633
American Funds Capital World Bond Fund R6	–	–	–	–	–	1,313,453	–	–	–	–	–	–	–	–	–	–	–	–	–	1,313,453
American Funds EuroPacific Growth Fund R6	–	–	–	–	–	–	62,570,511	–	–	–	–	–	–	–	–	–	–	–	–	62,570,511
American Funds Washington Mutual Fund R6	–	–	–	–	–	–	–	97,007,196	–	–	–	–	–	–	–	–	–	–	–	97,007,196
American FundEuro-Pacific Growth Fund R6	–	–	–	–	–	–	–	–	4,391,521	–	–	–	–	–	–	–	–	–	–	4,391,521
Fidelity Growth Company Fund	–	–	–	–	–	–	–	–	–	2,363,744	–	–	–	–	–	–	–	–	–	2,363,744
Vanguard LifeStrategy Conserv-ative Growth Fund	–	–	–	–	–	–	–	–	–	–	3,207,824	–	–	–	–	–	–	–	–	3,207,824
Vanguard LifeStrategy Growth Fund	–	–	–	–	–	–	–	–	–	–	–	3,621,445	–	–	–	–	–	–	–	3,621,445
Vanguard LifeStrategy Income Fund	–	–	–	–	–	–	–	–	–	–	–	–	2,851,397	–	–	–	–	–	–	2,851,397
Vanguard LifeStrategy Moderate Growth Fund	–	–	–	–	–	–	–	–	–	–	–	–	–	4,267,829	–	–	–	–	–	4,267,829
Vanguard Small-Cap Growth Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	48,295,219	–	–	–	–	48,295,219
Vanguard Small-Cap Value Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	65,851,653	–	–	–	65,851,653
Vanguard Total Bond Market Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	116,712,134	–	–	116,712,134
Vanguard Total Int’l Stock Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1,626,706	–	1,626,706
Vanguard Total Stock Market Index Fund Investor Shares	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	28,948,163	28,948,163

Investments at estimated fair value
INVESCO Group Trust forRetire-ment Savings:
Investments	–	–	123,379,592	–	–	–	–	–	–	––	–	–	–	–	–	–		–	–	123,379,592
Wrapper Contracts	–	–	46,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	46,600
Total investments	250,133,625	1,155	132,273,583	1,774,088	73,792,633	1,313,453	62,570,511	97,007,196	4,391,521	2,363,744	3,207,824	3,621,445	2,851,397	4,267,829	48,295,219	65,851,653	116,712,134	1,626,706	28,948,163	901,003,879
Total assets	254,032,154	1,155	132,273,583	1,774,088	73792,633	1,313,453	62,570,511	97,007,196	4,391,521	2,363,744	3,207,824	3,621,445	2,851,397	4,267,829	48,295,219	65,851,653	116,712,134	1,626,706	28,948,163	904,902,408
Liabilities:
Net unsettled purchases of investments	3,465,386	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3,465,386
Net assets reflecting all investments at fair value	250,566,768	1,155	132,273,583	1,774,088	73,792,633	1,313,453	62,570,511	97,007,196	4,391,521	2,363,744	3,207,824	3,621,445	2,851,397	4,267,829	48,295,219	65,851,653	116,712,134	1,626,706	28,948,163	901,437,022
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(5,612,961)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(5,612,961)
Net assets available to participating plans	$250,566,768	$1,155	$126,660,622	$1,774,088	$73,792,633	$1,313,453	$62,570,511	$97,007,196	$4,391,521	$2,363,744	$3,207,824	$3,621,445	$2,851,397	$4,267,829	$48,295,219	$65,851,653	$116,712,134	$1,626,706	$28,948,163	$895,824,061

(a)	Includes $520,662 of non-participant directed investments.

Investment income (loss) and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2011	Net Appreciation/ Depreciation	Interest and Dividends	Total

Cameron International Stock Fund	$(25,076,712)	–	$(25,076,712)
Fidelity Money Market Fund	–	123	123
Fidelity Growth Company Fund	(25,155)	67,681	42,526
Managed Income Portfolio	–	133	133
PRIMCO Stable Value Fund	–	4,647,676	4,647,676
American Funds EuroPacific Growth Fund R6	(8,121,714)	1,030,253	(7,091,461)
American Century Inst’l Infl-Adj Bond Fund	184,980	222,052	407,032
American Funds AMCAP R6	1,323,403	520,134	1,843,537
American Funds Capital World Bond R6	(55,912)	100,155	44,243
American Funds Washington Mutual Fund R6	5,701,808	2,723,618	8,425,426
DFA Emerging Markets Portfolio	(1,317,950)	304,048	(1,013,902)
Vanguard LifeStrategy Conservative Growth Fund	(314,847)	377,880	63,033
Vanguard LifeStrategy Growth Fund	(996,721)	387,028	(609,693)
Vanguard LifeStrategy Income Fund	(8,358)	237,714	229,356
Vanguard LifeStrategy Moderate Growth Fund	(664,171)	494,623	(169,548)
Vanguard Small-Cap Growth Index Inst’l Fund Investor Shares	(714,079)	252,051	(462,028)
Vanguard Small-Cap Value Index Inst’l Fund Investor Shares	(3,638,337)	1,239,023	(2,399,314)
Vanguard Total Bond Market Index Fund Investor Shares	4,065,656	4,290,448	8,356,104
Vanguard Total Int’l Stock Index Fund Investor Shares	(575,181)	83,767	(491,414)
Vanguard Total Stock Market Index Fund Investor Shares	(275,305)	583,384	308,079
	$(30,508,595)	17,561,791	$(12,946,804)

Administrative expenses paid by the Master Trust for the year ended December 31, 2011 totaled $1,092,151, of which $1,061,145 has been allocated to the Plan.

Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Net Assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Investments in the PRIMCO Stable Value Fund at December 31, 2011 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Bank of America	Wrapper	A/A2		22,028	$(1,469,000)
	IGT Blackrock Core Fixed Income Fund		$477,418
	IGT Goldman Sachs Core		474,620
	IGT Invesco Core Fixed Income Fund		475,338
	IGT Invesco Short-term Bond Fund		17,021,169
	IGT PIMCO Core Fixed Income Fund		472,915

ING	Wrapper	A-/A3		–	(1,239,995)
	IGT Invesco Short-term Bond Fund		33,183,374

JP Morgan Chase	Wrapper	A+/Aa1		114,219	(1,031,353)
	IGT Invesco Multi-Manager Core Fixed Income		14,800,997

Met Life	Wrapper	AA-/Aa3		–	(426,847)
	Met SA 628 Int G/C PIMCO		3,076,300
	Met SA 655 Blackrock Int GC		12,304,870

Monumental	Wrapper	AA-/A1		2,116	(79,814)
	IGT BlackRock core Fixed Income Fund		232,804
	IGT Goldman Sachs Core		231,534
	IGT Invesco Core Fixed Income Fund		232,188
	IGT Invesco Short-term Bond Fund		1,395,150
	IGT PIMCO Core Fixed Income Fund		230,658

Pacific Life Insurance	Wrapper	A+/A1		–	(939,220)
	IGT Invesco Short-term Bond Fund		24,078,264

Prudential Insurance	Wrapper	AA-/A2		–	(2,097,141)
	IGT Jennison Intermediate Gov/Credit Fund		29,916,785

Short-term investments:
Fidelity Management	Fidelity Money Market	N/A	18,117,205	–	–
			$156,721,589	138,363	$(7,283,370)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2011 was 1.348% and 2.792%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2011 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

Investments in the PRIMCO Stable Value Fund at December 31, 2010 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	A+/Aa3		–	$(1,246,839)
	IGT INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$17,937,598

ING	Wrapper	A/A2		–	(1,157,173)
	IGT INVESCO Short-term Bond Fund		32,066,245

JPMorgan Chase	Wrapper	AA-/Aa1		–	(843,793)
	IGT INVESCO Multi-Manager Core Fixed		19,739,124
	Income Fund

Monumental	Wrapper	AA-/A1		2,670	(67,119)
	IGT Invesco Short-term Bond Fund		2,241,378

Pacific Life Insurance	Wrapper	A+/A1		43,930	(936,181)
	IGT INVESCO Short-term Bond Fund		23,280,955

Prudential Insurance	Wrapper	AA/A2		–	(1,361,856)
	IGT Jennison Intermediate Government /
	Credit Fund		28,114,292

Short-term investments:
Fidelity Management	Fidelity Money Market	N/A	8,847,391	–	–
			$132,226,983	46,600	$(5,612,961)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2010 was 2.139% and 3.636%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2010 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated November 24, 2009 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified, the related trust remains tax exempt, and the Plan is no longer subject to income tax examinations for years prior to 2008.

5. Subsequent Events

The Plan Sponsor has evaluated subsequent events through June 27, 2012, which is the date these financial statements were filed with U.S. Securities and Exchange Commission.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the respective Forms 5500:
	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$952,595,372	$886,990,364
Adjustment from contract value to fair value	6,999,080	5,354,204
Net assets available for benefits per Form 5500	$959,594,452	$892,344,568

The following is a reconciliation of the net investment loss from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2011 to Form 5500:

Net investment loss from the Cameron International Corporation Master Trust per the financial statements	$(13,097,164)
Adjustment from contract value to fair value at December 31, 2010	(5,354,204)
Adjustment from contract value to fair value at December 31, 2011	6,999,080
Net investment loss from the Cameron International Corporation Master Trust per Form 5500	$(11,452,288)

Supplemental Schedule

Cameron International Corporation Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 003

December 31, 2011

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation Master Trust	Master Trust	$937,685,687

*Notes receivable from Plan participants	Interest rates ranging from 4.25% to 10.25% with varying maturity dates	21,773,008
		$959,458,695

*Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cameron Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMERON INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Roslyn R. Larkey
By:  Roslyn R. Larkey
Member of the Cameron Benefits
Committee

Date:  June 27, 2012

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – MFR, P.C.